FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

November 17, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on November 17, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

November 17, 2025.

"Schedule A"

HIVE DIGITAL TECHNOLOGIES LTD.

HIVE Digital Technologies Subsidiary, BUZZ High Performance

Computing, Accelerates Canada's AI Industrial Revolution with Dell

Technologies for its AI Cloud Expansion

San Antonio, Texas, November 17, 2025 - HIVE Digital Technologies Ltd. (TSX.V: HIVE) (Nasdaq: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, through its wholly owned subsidiary BUZZ High Performance Computing ("BUZZ"), today announced an agreement with Dell Technologies to deploy its next wave of AI Infrastructure (all amounts in US dollars, unless otherwise indicated). Additionally, BUZZ and HIVE are pleased to announce the operating agreements are executed for the commencement of the first phase of the BUZZ and Bell AI Fabric deployment.

BUZZ will be deploying a 63 node cluster of liquid-cooled Dell PowerEdge XE9680L servers operating 504 of the latest generation GPUs optimized for AI compute, delivered through Dell Integrated Rack Scalable Systems (IRSS). Delivery and installation of the fully-integrated Dell IR5000 racks will be in the Bell AI Fabric data center. This builds on BUZZ's existing partnership with Bell, enabling the expansion of its sovereign AI Cloud.

Scaling for the AI Future

BUZZ recently achieved Bronze status in the Semi-Analysis ClusterMax™ rankings-surpassing numerous publicly traded peers in the AI cloud sector and validating its technical leadership.

In addition to the Bell AI Fabric facility, BUZZ has proprietary high-efficiency liquid-cooled data center designs in Canada and Sweden, and BUZZ is procuring long-lead components for go-live in the second half of calendar 2026. Each Canadian and Swedish site, alongside the Bell AI Fabric facility, will support 2,000 additional latest generation GPUs to expand the BUZZ AI Cloud for 2026. In total, BUZZ targets a fleet of over 6,000 latest generation GPUs for AI cloud by the end of 2026. This is projected to generate an additional $120 million in annual run-rate revenue ("ARR"), with an operating margin of 80% after electrical and data center costs, for BUZZ's AI Cloud business once deployed. This estimated increase is in addition to the Company's current $20 million ARR.

Combined with over 5,000 GPUs already in operation, this would bring the BUZZ AI Cloud to a total of over 11,000 GPUs by the end of 2026.

Furthermore, the HIVE 70 megawatt ("MW") operation Tier I data center in Grand Falls, New Brunswick with 32.5 acres of land enables BUZZ to upgrade the facility for hyperscaler colocation in a Tier III+ (PUE <1.3) data center, which can provide capacity for over 25,000 latest generation GPUs, based on reference

* As used herein, "Operating Margin" is calculated by dividing the HPC profit (revenue generated from HPC activities minus electrical and data center costs related to those activities) by the total revenue generated from HPC activities and expressed as a percentage. "ARR", as a metric, represents revenue only, and does not represent profitability. ARR is presented here as a measure of growth. These non-GAAP measures should be read in conjunction with and should not be viewed as alternatives to or replacements for measures of operating results and liquidity presented in accordance with GAAP in HIVE's quarterly and annual financial statements. All financial projections reflect current market sentiment and public disclosures as of September 2025; actual outcomes may vary. Investors should conduct their own due diligence.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered exclusively by green energy. Today, HIVE builds and operates next-generation blockchain and AI data centers across Canada, Sweden, and Paraguay, serving both blockchain and high-performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by blockchain and accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

About BUZZ High Performance Computing

BUZZ, a wholly owned subsidiary of HIVE, specializes in AI Cloud and HPC data center services. With facilities in North America and Europe, BUZZ is engineered to support Canada's ambition in the global AI economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of applicable Canadian securities laws, which may include but is not limited to statements regarding: the expected deployment, timing, capacity, and expansion of BUZZ HPC's GPU-accelerated infrastructure; the potential impact on Canadian AI innovation, competitiveness, and economic growth; compliance with privacy, cybersecurity, and data residency regulations; the use of renewable energy; and any other future-oriented statements. Forward-looking information is based on current expectations, estimates, forecasts, and projections, as well as management's beliefs and assumptions, including that the partnership will proceed as planned, infrastructure will be deployed on the expected timelines and within budget, demand for AI computing will continue to grow, and regulatory requirements will remain consistent with current expectations, and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: the risk that deployment timelines may change; that costs may exceed expectations; that demand for AI infrastructure may be lower than anticipated; that partnerships or regulatory approvals may not materialize as expected; and the risk factors described in the Company's continuous disclosure documents available on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on forward- looking information. The Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by law.